SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APR TRAFFIC GROWS 8%
TO 17.3M GUESTS

                 Ryanair Holdings plc today (Thurs, 2 May) released Apr 2024 traffic stats as follows:

	Apr 23	Apr 24	Change
Guests	16.0m	17.3m	+8%
L. Fact	94%	92%	-2% pts

Ryanair operated over 98,400 flights in Apr 2024. Almost 700 flights were cancelled due to Israel/Gaza    conflict and over 340 flights cancelled due to the French ATC strike on 25th Apr.

Rolling	Apr 23	24	Change
Guests	170.3m	185.0	+9%
L. Fact	94%	93%	-1% pt

ENDS For further info please contact:	Ryanair Press Office Tel: +353-1-9451799 press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 May, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary